EXHIBIT 99.1

Montreal, Québec – April 27, 2021	TSX:NSR
OTCQX:NSRXF

NOMAD ROYALTY COMPANY LTD. ANNOUNCES ITS INTENTION TO COMMENCE A NORMAL COURSE ISSUER BID

Nomad Royalty Company Ltd. (“Nomad” or the “Company”) (TSX: NSR and OTCQX: NSRXF) today announced that it intends to commence a normal course issuer bid (the “NCIB”) to purchase, for cancellation, up to 15,550,053 common shares in the capital of the Company (“Common Shares”), which represents approximately 10% of the public float (as defined in the TSX Company Manual) and approximately 2.75% of the issued and outstanding Common Shares as of April 15, 2021. As at April 15, 2021, the Company had 566,364,957 Common Shares issued and outstanding.

Purchases of Common Shares under the NCIB may be made through the facilities of the Toronto Stock Exchange (“TSX”) and alternative trading systems in Canada by means of open market transactions.

Management and the Board of Directors of the Company believes that, at appropriate times, repurchasing its Common Shares through the NCIB represents a good use of the Company’s financial resources, as such action can protect and enhance shareholder value when opportunities arise.

The NCIB is expected to commence on April 29, 2021 and will terminate no later than April 28, 2022. All purchases of Common Shares will be made in compliance with applicable TSX rules. The average daily trading volume of the Common Shares on the TSX for the six calendar months preceding March 31, 2021 is 206,165 Common Shares. In accordance with the TSX rules and subject to the exception for block purchases, a maximum daily repurchase of 25% of this average may be made, representing 51,541 Common Shares. The price per Common Share will be based on the market price of such shares at the time of purchase in accordance with regulatory requirements. All Common Shares acquired under the NCIB will be subsequently cancelled.

CONTACT INFORMATION

For more information about Nomad Royalty Company, please visit our website at www.nomadroyalty.com or email us:

Vincent Metcalfe, CEO	Joseph de la Plante, CIO
vmetcalfe@nomadroyalty.com	jdelaplante@nomadroyalty.com

ABOUT NOMAD

Nomad Royalty Company Ltd. is a gold & silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. Nomad owns a portfolio of 14 royalty and stream assets, of which 6 are on currently producing mines. Nomad plans to grow and diversify its low-cost production profile through the acquisition of additional producing and near-term producing gold & silver streams and royalties. For more information please visit: www.nomadroyalty.com.

Nomad Royalty Company Ltd. 500-1275 ave. des Canadiens-de-Montréal
Montréal (Québec) H3B 0G4	nomadroyalty.com

Forward-looking statements

The information provided in this news release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “will”, “intends” “expect”, “may”, “could”, “believe”, “anticipate”, “should” or similar expressions. In particular, this news release contains forward-looking statements and information relating to the Company’s belief that the NCIB is in the best interests of the Company and its shareholders and that underlying value of the Company may not be reflected in the market price of the Common Shares, the Company’s intentions regarding the NCIB and whether the Company will receive the requisite approval of the TSX in respect of the NCIB. Forward-looking statements in this news release are being made by Nomad based on certain assumptions that Nomad has made in respect thereof as at the date of this news release. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. The material factors or assumptions used to develop such forward-looking statements, and the risks and uncertainties to which such forward-looking statements are subject, are described in the annual information form of Nomad for the fiscal year ended December 31, 2020, a copy of which is available under Nomad’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond Nomad’s control. Undue reliance should not be placed upon forward-looking statements and Nomad undertakes no obligation, other than those required by applicable law, to update or revise those statements.

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